UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 17, 2023, Abcam plc (the “Company”) issued a press release (the “Announcement”) announcing that leading proxy advisor, ISS, had recommended that the Company’s shareholders vote in favor of Danaher Corporation’s proposed acquisition of the Company. A copy of the Announcement is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated October 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: October 17, 2023	By:	/s/ Alan Hirzel
Name: Alan Hirzel
Title: Chief Executive Officer